

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2013

Via E-mail
Candice J. Wells
Vice President, Assistant General
  Counsel and Corporate Secretary
Linn Energy, LLC
600 Travis Street, Suite 5100
Houston, Texas 77002

> **Re:** **LinnCo, LLC**
> **Linn Energy, LLC**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed August 9, 2013**
> **File No. 333-187484**
>
> **Linn Energy, LLC**
> **Form 10-K for the Fiscal Year ended December 31, 2012**
> **Filed February 21, 2013**
> **File No. 0-51719**

Dear Ms. Wells:

     We have reviewed your amended registration statement and letter dated August 8, 2013, and we have the following comments. We have limited our review of your registration statement and other public filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information and by amending your other public filings, providing the requested information or advising us when you will provide the requested response. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement, your other public filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-4

1.   We note your response to prior comment two. Your response does not appear to address how you determined that these amendments, including the amendment to Section 2.4, do not need to be unbundled with respect to future transactions. That is, your prior responses indicate that these amendments are necessary in order to consummate the proposed transaction with Berry, but the amendments appear also to apply to any future transactions of a similar nature. Thus, security holders are being asked to vote on a single proposal relating to both the specific, proposed transaction and any future, similar transactions. Please provide your analysis as to how this is consistent with the unbundling rule.

2.   We note that you added disclosure in response to prior comment seven under Distribution Practices on page 277 to explain that you fund interest expense, maintenance capital expenditures and distributions from Adjusted EBITDA, and acquisitions and other capital expenditures with proceeds from debt or equity. Please expand your disclosure to include additional clarifying information, such as a tabular presentation, that details the extent to which each source has been sufficient in these respects; and which identifies the manner by which you compensated for any shortfall. Please reconcile totals of maintenance capital expenditures and growth capital expenditures to the corresponding amounts in your Statements of Cash Flows for each period.

3.   We note that you added disclosure in response to prior comment eight to explain that your non-GAAP measures of Distributable Cash Flow indicate whether cash flows are being generated at a level that can sustain or support an increase in distribution rates, or indicate success in providing a return on investments. However, you do not appear to have provided any context to allow an evaluation of the historical amounts. For example, you do not disclose the levels that would demonstrate that historical amounts have been sufficient with respect to any of these objectives. Similarly, you do not provide any comparison of these measures to actual distributions or returns, with a meaningful analysis of the differences. Please further expand your disclosure to include these clarifying details.

4.   We have read your response to prior comment 12 concerning the adjustment you have made in computing your non-GAAP performance metric for recovery of premiums paid on derivatives settled during the period. You state "LINN believes that mark-to-market accounting is a form of amortization." However, you acknowledge that amortization of premiums is not contemplated in accounting standards, that the value of put options does not decrease in a linear pattern, and that the value of put option contracts can increase or decrease between periods based on factors independent of the remaining life of the option. In view of these acknowledged factors, we do not see adequate support for your view of mark-to-market accounting as a form of amortization.

If your intention is to reflect cash settlements of commodity derivatives in a historical non-GAAP performance measure, you should replace the adjustments for changes in fair value on unsettled commodity derivatives, and cash settlements on cancelled derivatives, with an adjustment to eliminate the total measure of derivative gain or loss reported under GAAP, and an adjustment to include cash settlements net of premiums/costs attributable to settled instruments. Alternatively, you may show an addition for gross settlements and a deduction for recovered premiums on separate lines.

If your intention is to reflect cash settlements of commodity derivatives in a historical non-GAAP liquidity measure, you should replace the adjustments for changes in fair value on unsettled commodity derivatives, and cash settlements on cancelled derivatives, with an adjustment to eliminate the total measure of derivative gain or loss reported under GAAP, an adjustment to show gross cash settlements during the period and an adjustment to show payments made during the period to acquire or modify other commodity derivatives, including put options, swaps, and others. Such a presentation should include footnote disclosure indicating the amounts of settlements that represent a recovery of premiums/costs. In either instance, you should include footnote disclosure to clearly explain how premiums paid are reflected in the measure.

Finally, revise your presentation to include adjustments that are appropriate to the type of non-GAAP measures that you are disclosing. For example, if Adjusted EBITDA is most appropriately identified as a performance measure and Distributable Cash Flow (DCF) is most appropriately identified as a liquidity measure, you should have separate reconciliations, without overlap; i.e., DCF should not be based on Adjusted EBITDA.

5. We have read your responses to prior comments number 11 and 13 and understand that you have included net operating cash flows generated by properties or businesses prior to your ownership in calculating your non-GAAP measure of Adjusted EBITDA, because you believe this is permissible under your debt covenant. However, we note that you had no entitlement to the cash flows prior to the closing dates and neither consolidated the acquired properties or businesses nor recorded the economic benefits as of the effective dates. Therefore, we do not see appropriate rationale for presenting, in the context of your historical measures, activity of other entities related to periods prior to your having established control. Rather, presentations that reflect activity related to periods prior to your establishing control appear to be more in the nature of pro forma presentations or forecasts. Accordingly, please revise your presentation to eliminate these types of adjustments from non-GAAP measures that are presented in a historical context. If you wish to also present a measure that addresses your compliance with debt covenants, this should appear in separate disclosure that is clearly distinguished from your non-GAAP historical performance and liquidity measures. In this instance, all accompanying disclosure should be limited to discussion and analysis of your debt covenant, including:

- the material terms of the credit agreement, including the covenant;

- the amount or limit required for compliance with the covenant; and

- the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company's financial condition and liquidity.

Your covenant-related disclosures should not indicate or infer that you are presenting a historical non-GAAP performance or liquidity measure.

6.   We note that the revisions you have made in response to prior comment 14, and that various presentations in your filing continue to include adjustments for premiums recouped on settled derivatives on the line caption "changes in fair value on unsettled commodity derivatives." We have consulted with our Office of Chief Accountant in the Division of Corporation Finance and believe that cost recovery on settlement, which is not part of cumulative gain or loss reported under GAAP, is not appropriate for inclusion in a historical non-GAAP performance measure, and should therefore be removed. Similarly, your various disclosures in the results of operations section of your MD&A, including tables, discussions and analyses, should also be limited to address amounts of derivative gain or loss as reported in accordance with GAAP. If you wish to also address cash flow implications of your derivative activity, including settlements and premiums paid, this should be done in the liquidity and capital resources section of your MD&A and should be incremental to and clearly distinguished from disclosures related to your results of operations.

7.   Tell us whether the amounts shown as adjustments for maintenance capital expenditures for the periods presented on page 279 of your amended filing represent actual amounts used in determining the amount of cash distributions that were made for those periods and if so explain the entire computation.

8.   Tell us the extent to which your board of directors made, for each period presented on page 279, discretionary reductions to cash that otherwise would have been available for distribution for items such as future operations, future capital expenditures, future debt service obligations or future cash distributions to unitholders other than those which are currently reflected on page 279 as adjustments between adjusted EBITDA and Distributable Cash Flow.

9.   In your response to prior comment 15, you state, typically LINN does not approve projects with rates of return below 10%; however, LINN management considers a variety of factors in addition to rate of return when making investment decisions. Please provide us with a tabular summary presenting the total number of locations ("entities") scheduled to be drilled by year and the total net amount of proved undeveloped reserves in Bcfe attributable to such locations that in total comprise the 498 Bcfe and 663 locations with

negative PV-10 at the December 31, 2012 prices. Please refer to Rule 4-10(a)(31)(ii) of Regulation S-X and to Question 131.04 in the SEC Compliance and Disclosure Interpretations, issued October 26, 2009 and updated May 16, 2013, and affirm that all such locations as presented in the referenced schedule are part of a development plan that has been adopted by management indicating these wells are scheduled to be drilled within five years.

10.   Given your response to prior comments 16, 17, 18 and 19, it appears you should revise your discussion of the calculation of maintenance capital under footnote (9) on page 280 to clarify that since your calculation includes only amounts estimated to be needed to convert non-producing reserves to producing status and does not include any amount attributable to acquisition of new reserves, a decision to limit your actual capital spending to these levels would result in a decrease in your total reserves and a consequent inability to maintain production at current levels.

11.   Since your measures of "maintenance capital expenditures" are based on a hypothetical scenario and not intended to maintain productive capacity, explain why you believe this term is an appropriate caption for this measure. If you do not agree that an alternate caption such as "amounts assumed to convert non-producing reserves" would more clearly reflect the nature of these amounts, then please explain your basis for this view. In this instance, identify the salient features of your computation that you believe should be represented by the line caption and explain how these have been accurately portrayed without regard to the footnote disclosure.

12.   We note your disclosure in the risk factors section of your filing on page 49 addresses the potential impact if you underestimate the appropriate level of estimated maintenance capital expenditures. However, in response to prior comment 18 you state that you do not calculate actual maintenance capital expenditures. With a view towards expanded disclosure under the risk factor, explain to us how you are able to assess the adequacy and effectiveness of your estimated maintenance capital expenditures, and to mitigate the risk described without comparison and analysis of estimated and actual expenditures and planned and actual conversion of non-producing reserves to producing status.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include, as the case may be, the information the Securities Act of 1933 and all applicable Securities Act rules require or the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in responding to our comments or in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Towner at (202) 551-3744 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters or John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments. Please contact Norman von Holtzendorff at (202) 551-3237 or, in his absence, Anne Parker at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Via E-mail
Sean T. Wheeler
Latham & Watkins LLP